This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

     MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about July 26, 2006

Item 3.	News Release

July 26, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Flows First Oil; Files 2006 Year-End Disclosure Documents

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Ministry of Economic Development has granted Petroleum Mining Permit 38156 (“PMP 38156”), covering 30 square kilometers that includes both the Cheal Oil Field (“Cheal”) and the Cardiff Deep Gas Prospect (“Cardiff”), replacing PEP 38738-S (Cheal) and PEP 38738-D (Cardiff) and production has now been initiated from the Cheal-4 well (TAG 30.5%), onshore Taranaki, New Zealand. The well is currently averaging 350 bbls (TAG net: 105 bbls) of sweet crude oil per day as well as 150mcf/d of natural gas. The natural gas is being used to produce electricity to power the Cheal operation, with all excess electricity expected to be sold into the local power grid system.

In other news, the Company has filed its audited consolidated financial statements with accompanying notes and the related Management’s Discussion and Analysis for the year-ended March 31, 2006, with Canadian securities regulatory authorities.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – July 26th, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Ministry of Economic Development has granted Petroleum Mining Permit 38156 (“PMP 38156”), covering 30 square kilometers that includes both the Cheal Oil Field (“Cheal”) and the Cardiff Deep Gas Prospect (“Cardiff”), replacing PEP 38738-S (Cheal) and PEP 38738-D (Cardiff) and production has now been initiated from the Cheal-4 well (TAG 30.5%), onshore Taranaki, New Zealand. The well is currently averaging 350 bbls (TAG net: 105 bbls) of sweet crude oil per day as well as 150mcf/d of natural gas. The natural gas is being used to produce electricity to power the Cheal operation, with all excess electricity expected to be sold into the local power grid system. President Drew Cadenhead commented, “We’re under way with ordering equipment and planning a permanent production facility at Cheal that will handle all the producing wells, but in the interim, and considering today’s oil price, we are happy to be producing from at least one well. We welcome the cash flow to our operations.”

In other news, the Company has filed its audited consolidated financial statements with accompanying notes and the related Management’s Discussion and Analysis for the year-ended March 31, 2006, with Canadian securities regulatory authorities. TAG has also filed its statement of reserves data and other oil and gas information pursuant to National Instrument 51-101.

Copies of these documents can be obtained electronically through the SEDAR system at www.sedar.com or at the Company’s website at www.tagoil.com.

Summary of Selected Financial Information:

TAG started the 2006 fiscal year with $6.37 million in cash and cash equivalents, ended the year with $18.8 million at March 31, 2006 and subsequently increased this amount through the issuance of 40 million shares at $0.75 per share.

Shareholders equity at March 31, 2006 was $27.03 million, compared to $7.96 million at March 31, 2005 resulting from a private placement and the exercise of share purchase warrants that raised $20.37 million through the issuance of a total of 20,605,000 shares. TAG began the 2006 fiscal year with 26,026,081 shares outstanding, ended the year with 46,631,081 shares and subsequently issued an additional 45,000,000 shares, inclusive of 5,000,000 shares for the acquisition of its interest in the Cheal oil field for a total of 91,631,081 shares issued and outstanding at July 28, 2006.

The loss recorded for the 2006 fiscal year was $1.43 million ($0.04 per share) compared to $1.21 million ($0.09 per share) last year. The loss included interest income for the year of $399,684 ($17,352 last year) with no production revenue. With the acquisition of a 30.5% interest in the Cheal oil field in June of 2006 and the start of production from Cheal in July, TAG will be recording its first production revenue in New Zealand in the second quarter of the 2007 fiscal year with approximately 105 barrels of oil per day, net to TAG, with an expectation that this will increase to 300 barrels per day as the Cheal Oil Field Development plan is carried out over the coming months.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 5,035,608 gross acres (net 1,861,587), TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Contact:
Garth Johnson
gje@tagoil.com

604-609-3350

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

July 27, 2006

"Garth Johnson"
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia